Exhibit 99.2

2024 1 . RESOLVED, as an ordinary resolution, that Messrs . Yucheng Hu and Junyi Dai, Ms . Qin Yao and Ms . Siyuan Zhu each be appointed a s a directo r t o hol d of fi c e i n accordanc e wit h th e secon d amended and restated memorandum and articles of association of the Compan y unti l th e 202 5 Annua l Genera l Meetin g o f th e Company and until his or her successor is appointed and duly qualified, or until his or her earlier resignation or removal . (1) Y uchen g Hu (2) Qi n Y ao (3) Siyua n Zhu (4) Juny i Dai 2 . RESO L VED , a s a n ordinar y resolution , that th e appointmen t o f Audi t Allianc e LL P a s the independent registered public accounting firm for the fiscal year ending December 31 , 2024 , be approved and ratified . 3 . RESOLVED, as a special resolution, that th e titl e t o clas s A ordinar y shares , pa r value $ 0 . 00 1 (“Shares” ) liste d o n NYS E American in the United States of America for so long as the Company’s Share s ar e ther e liste d an d an y othe r stoc k exchang e o n whic h the Company’s Shares are listed for trading (the “Designated Stock Exchange”) , ma y b e evidence d an d transferre d i n accordanc e with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of members of the Company may be maintained in accordance with section 40 B o f th e Companie s Ac t (Revised ) o f th e Cayma n Islands . MEGA MATRIX INC. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. 192987 Mega Matrix Inc. Proxy Card Rev2 Front YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. V ot e b y Interne t - QUIC K EAS Y IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED CONTRO L NUMBER Signature Signature, if held jointly Date , 2024 Note:When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign. PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3. Please mark lik e this X your votes FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on December 12 , 2024 . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online Annual General Meeting, you will need your 12 digit control number to vote electronically at the Annual General Meeting. To attend: https://www.cstproxy.com/megamatrix/am2024 MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided.

192987 Mega Matrix Inc. Proxy Card Rev2 Back

2024

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held December 13, 2024

To view the Proxy Statement and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/megamatrix/am2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

MEGA MATRIX INC.

I/We, *(Note 1)* ________________________________ of being the registered holder(s) of *(Note 2)*__________________ shares of US$0.001 each in the share capital of **MEGA MATRIX INC.** (the "**Company**"), **HEREBY APPOINT** *(Note 3)* ______________________________ of or failing him/her, the Chairman of the Annual General Meeting and/or the Chief Financial Officer of the Company, as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the Annual General Meeting (or any adjournment thereof) to be held virtually at **https://www.cstproxy.com/megamatrix/am2024**, on Friday, December 13, 2024, at 10:00 a.m., Pacific Standard Time, for the purpose of considering and, if thought fit, passing the proposed resolutions as set out in the notice convening the Annual General Meeting and, at the Annual General Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as indicated below, and if no such indication is given, as my/our proxy thinks fit.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR "FOR" ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)

Notes:

1. Full name(s) and address(es) of the member(s) completing this form should be inserted in **BLOCK CAPITALS** in the space provided. The names of all joint holders should be stated.
2. Please insert the number of shares in the capital of the Company registered in your name(s) and to which this form of proxy relates. If more than one proxy is appointed, the number of shares in respect of which each such proxy is so appointed must be specified in the form of proxy.
3. Any member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint another person to attend and vote instead of him/her. A proxy need not be a member of the Company but must attend the Annual General Meeting in person to represent you. Please insert the name and address of the proxy desired in the space provided in **BLOCK CAPITALS**.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED "AGAINST"**. Failure to tick either box or putting a tick in both boxes will entitle your proxy to cast your vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the said meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an agent or officer or other person duly authorised to sign the same. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
6. In the case of joint holders of a share in the capital of the Company, the vote of the most senior holder who tenders a vote, whether in person or by proxy or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the share.
7. In order to be valid, this form of proxy, together with the letter or power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be lodged with the Company's chief financial officer at 103 Tampines Street 86 #03-06, The Alps Residences, Singapore, 528576, not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof), or in the case of a poll taken subsequently to the date of the Annual General Meeting (or adjourned meeting), not less than 48 hours before the time appointed for the taking of the poll, provided always that the Chairman of the Annual General Meeting may at his discretion direct that the form of proxy shall be deemed to have been duly deposited upon receipt of telex or cable or facsimile confirmation from the appointor that the form of proxy duly signed is in the course of transmission to the Company.
8. Completion and return of this form of proxy will not preclude you from attending and voting in person at the Annual General Meeting (or any adjournment thereof) if you so wish. In the event that you attend and vote at the Annual General Meeting (or any adjournment thereof) after having lodged this form of proxy, this form of proxy will be deemed to have been revoked by operation of law.